CALAMOS FINANCIAL SERVICES LLC

Financial Statements and Supplemental Schedules

December 31, 2023

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document

(With Report of Independent Registered Public Accounting Firm Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-37854

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Calamos Financial Services LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2020 Calamos Court
(No. and Street)

Naperville	Illinois	60563
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christian Helmetag	630-245-7274	chelmetag@calamos.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

111 S. Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

10/20/03	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christian Helmetag _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Calamos Financial Services LLC _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature

Title:

Principal Financial Officer & Principal Operations Officer



Notary Public

Official Seal
ANNEMARIE KERRINS
Notary Public, State of Illinois
Commission No. 979704
My Commission Expires October 18, 2027

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Deloitte & Touche LLP
111 S. Wacker Dr.
Chicago, IL 60606
USA

Tel: 1-312-486-1000
Fax: 1-312-486-1486
www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
Calamos Financial Services LLC
2020 Calamos Court
Naperville, IL 60563

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Calamos Financial Services LLC (the "Company") as of December 31, 2023, and the related statements of operations, changes in member's capital, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The accompanying supplemental schedules h, j, and m (collectively, "the supplemental schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 26, 2024

We have served as the Company's auditor since 2016.

CALAMOS FINANCIAL SERVICES LLC
Statement of Financial Condition
December 31, 2023

Assets

Cash	$	20,445,997
Receivables:		
Affiliated funds		166,103
Affiliates		2,041
Deferred sales commissions		217,770
Prepaid expenses and other assets		770,437
Total assets	**$**	**21,602,348**

Liabilities and Member's Capital

Payables:		
Brokers	$	2,226,037
Affiliates		370,689
Accrued compensation and benefits		7,985,957
Deferred revenue		217,770
Other accrued expenses		251,094
Total liabilities		**11,051,547**
Contributed capital		106,900,604
Accumulated deficit		(96,349,803)
Total member's capital		**10,550,801**
Total liabilities and member's capital	**$**	**21,602,348**

See accompanying notes to financial statements.

CALAMOS FINANCIAL SERVICES LLC
Statement of Operations
Year ended December 31, 2023

Revenues:		
Distribution fees	$	14,735,724
Administrative service fees		28,267,283
Commissions		205,483
Interest and dividends		317,913
Total revenues		**43,526,403**
Expenses:		
Distribution expenses		14,633,559
Employee compensation and benefits		18,524,062
Occupancy and equipment		1,782,275
Marketing and sales promotion		1,138,080
Other operating expenses		8,803,944
Total expenses		**44,881,920**
Net loss	$	**(1,355,517)**

See accompanying notes to financial statements.

CALAMOS FINANCIAL SERVICES LLC
Statement of Changes in Member's Capital
Year ended December 31, 2023

	Contributed capital	Accumulated deficit	Total
Balance at beginning of year	$ 106,855,173	$ (87,994,286)	$ 18,860,887
Net loss	—	(1,355,517)	(1,355,517)
Distribution to parent	—	(7,000,000)	(7,000,000)
Compensation expense recognized under long-term incentive plans	55,804	—	55,804
Compensation expense reclassification to accrued compensation	(10,373)	—	(10,373)
Balance at end of year	$ 106,900,604	$ (96,349,803)	$ 10,550,801

See accompanying notes to financial statements.

CALAMOS FINANCIAL SERVICES LLC
Statement of Cash Flows
Year ended December 31, 2023

Cash flows used in operating activities:		
Net loss	$	(1,355,517)
Adjustments to reconcile net loss to net cash used in operating activities:		
Compensation expense recognized under long-term incentive plans		55,804
Net (increase) decrease in assets:		
Receivables from affiliated funds		(30,101)
Net receivables from affiliates		214,044
Other receivables		26,591
Deferred sales commissions		89,314
Prepaid expenses and other assets		151,053
Net increase (decrease) in liabilities:		
Payables to brokers		217,083
Accrued compensation and benefits		(1,543,538)
Deferred revenue		(89,314)
Other accrued expenses		(86,998)
Net cash used in operating activities		**(2,351,579)**
Cash flows used in financing activities:		
Distribution to parent		(7,000,000)
Net cash used in financing activities		**(7,000,000)**
Net decrease in cash		**(9,351,579)**
Cash at beginning of year		**29,797,576**
Cash at end of year	$	**20,445,997**
Non-cash activity:		
Impact of conversion of incentive stock plan from equity to accrued compensation	$	10,373

See accompanying notes to financial statements.

(1) Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Calamos Financial Services LLC (the Company) is a wholly owned subsidiary of Calamos Investments LLC (Calamos Investments) and is registered in the state of Delaware. Calamos Asset Management, Inc. (CAM) is the sole manager of Calamos Investments that operates and controls all the business and affairs of Calamos Investments. The Company, a registered broker and dealer in securities under the Securities Exchange Act of 1934, operates primarily as the sole distributor of the Calamos domestic open-end and offshore funds (collectively the Funds) and does not hold customer funds or safekeep customer securities. The Company receives distribution and service fees from the Funds and generally pays these fees to financial intermediaries.

Segments

The Company operates as one reportable segment that acts as the sole distributor of the Funds.

Financial Instruments

The carrying values of cash, receivables, and payables approximate fair value due to the short maturities of these financial instruments.

Revenues

The Company's revenue consists of distribution and services fees from the Funds, commission revenues and administrative services fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Distribution fees

The Company enters into arrangements with the Funds pursuant to Rule 12b-1 of the Investment Company Act, whereby the Funds pay the Company a distribution and/or service fee. The fee is calculated as a fixed percentage of the average daily net assets of the Funds. The Company believes that its performance obligation is satisfied at the point in time when an investor purchases one or more shares in one of the Funds. The fee is considered variable and is recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. As the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the client remains invested in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the client activities are known, which are usually monthly or quarterly.

Administrative service fees

Administrative service fees, which are part of an agreement between the Company and Calamos Advisors LLC (CAL), are received for services provided to shareholders and prospective shareholders of the Funds. These fees are recognized over time and are based on the average daily net assets of the Funds and the shares sold as a result of the Company's wholesaling activities. The Company believes that its performance obligation is satisfied over time as services are provided to shareholders.

Commissions

The Company receives a sales commission and/or an underwriting fee on certain sales of each Fund's Class A shares to investors. This commission and/or underwriting fee is a single performance obligation relating to securities transactions, recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Consequently, commissions are recorded on a trade-date basis as securities transactions occur.

Deferred Sales Commissions

The Company is responsible for the payment of sales commissions to financial intermediaries in connection with the sales of Class C shares based on agreements with the Funds distributed by the Company. The sales commissions paid at the time of sale of Class C shares compensate financial intermediaries for distribution and/or shareholder servicing for the first year after purchase. The Company receives monthly distribution and/or services fees from the Funds equal to a percentage of the average daily net assets of the share class.

The dealer commissions paid to the financial intermediaries are deferred and amortized over a one-year period, consistent with the period the Funds' shares are subject to redemption fees.

CAL assumes the costs incurred by the Company under a non-recourse agreement (Financing Agreement) in connection with the distribution of the Funds in exchange for the Company's right to the revenues under the related distribution agreements. The right to the revenues is recognized as deferred revenue that is amortized into income over a one-year period, utilizing the units of revenue methodology.

Compensation Plans

The Company previously participated in CAM's stock plan that provided for grants of restricted stock unit (RSU) awards to certain employees of the Company. RSUs were convertible on a one-for-one basis into shares of CAM's common stock. Compensation expense is recognized based on the grant-date fair value of the award. The Company records compensation expense on a straight-line basis over the service period. In 2017, the incentive stock plan was converted into a cash-based incentive plan, at a fixed unit value of $8.25 per share. The non-vested RSUs continue to vest through their remaining service period. As the awards continue to vest, a liability equal to the fixed unit value of $8.25 per share is recognized by reclassifying that amount from equity to accrued compensation.

The Company offers long-term cash-based incentive award plans to certain employees of the Company. Compensation expense is recognized over the service period on a straight-line basis, adjusted for changes in the underlying value of the award. As the awards vest, the employee will receive a portion of the original award, along with a predefined percentage of the appreciation or depreciation of Calamos Investments' value at each vesting date.

Distributions to parent

The Company recognizes distributions to parent as an increase in accumulated deficit on the statement of changes in member's capital.

Income Taxes

The Company is organized as a single member limited liability company and is a pass-through entity for federal income tax purposes and thus has no federal income tax liabilities. There are no uncertain income tax positions that impact the Company's financial statements for the year ended December 31, 2023. The Company is consolidated with the operations of Calamos Investments which is subject to examination by U.S. Federal and State tax authorities for the years after and including 2020.

Use of Estimates in the Preparation of Financial Statements

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Management believes the accounting estimates are appropriate and reasonably stated; however, due to the inherent uncertainties in making estimates, actual amounts could differ from these estimates.

Recently Adopted Accounting Pronouncement

The Company has reviewed all newly issued accounting pronouncements that are applicable to its business and to the preparation of its financial statements, including those not yet required to be adopted. The Company does not believe any such pronouncements will have a material effect on its financial position or results of operations.

Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date that the financial statements were issued.

(2)   Related-Party Transactions

Calamos Investments and certain of its affiliates share personnel, office space and equipment with the Company. Shared costs are allocated based on a management services agreement. Expenses allocated from the Company to Calamos Investments and affiliates are recorded as a reduction in expense in the statement of operations and settled monthly.

The following is a summary of these expenses for the year ended December 31, 2023:

Expenses allocated to the Company from Calamos Investments and affiliates:		
Occupancy and equipment	$	1,782,275
Employee compensation and benefits		918,723
Other operating expenses		4,601,728
Total	$	7,302,726
Expenses allocated from the Company to Calamos Investments and affiliates:		
Employee compensation and benefits	$	917,177
Other operating expenses		5,187
Total	$	922,364
Net expenses allocated to the Company from Calamos Investments and affiliates	$	6,380,362

The Company is party to an agreement with CAL, whereby CAL pays the Company for administrative services provided to existing and prospective shareholders of the Funds, among other services and activities. The Company received $28,267,283 for administrative services from CAL during the year ended December 31, 2023. These fees are reported within administrative services fees on the statement of operations.

As of December 31, 2023, the Company had receivables due from various affiliates and affiliated funds of $2,041 and $166,103, respectively, and payables to various affiliates of $370,689, primarily related to its management services and administrative services agreements.

The Company is party to a Financing Agreement with CAL to sell and transfer outright to CAL all the Company's rights, title and interest in certain fee payments received. In accordance with this agreement, the fee payments specifically consist of and are limited to: (a) Class C distribution and services fees (with respect to Class C Shares during the first year after such shares are purchased); and (b) contingent deferred sales charges on Class A and Class C shares of the Funds. For the year ended December 31, 2023, CAL earned $624,647 for Class C distribution fees and contingent deferred sales charges in accordance with the terms of the non-recourse agreement. In exchange for fees identified above, CAL agrees to pay certain amounts including the following: (a) amounts required to make commission payments on Class A shares of the Funds for purchases through the large purchase order net asset value privilege; (b) amounts required to make 12b-1 fee payments to financial service firms with respect to Class C shares of the Funds during the first year after shares are purchased; and (c) other various amounts as agreed upon from time to time. For the year ended December 31, 2023, CAL paid $251,394 for selling dealer fees on Class A fund share sales and $432,214 for sales commission on Class C fund share sales in accordance with the terms of the non-recourse agreement.

The Company is the distributor for the Funds. For the year ended December 31, 2023, the Company earned $14,167,918 of distribution fees from the Funds that are not subject to the above-mentioned agreement with CAL. These distribution fees are generally paid to brokers and other financial intermediaries and are reported as distribution expenses in the statement of operations. For the year ended December 31, 2023, the Company earned $205,483 of commission revenues, which represents front-end sales charges earned from the sale of open-end funds. Expenses and costs paid by the Company on behalf of the Funds are billed to and collected from the Funds.

(3)   Payable to Brokers

As of December 31, 2023, the Company had payments due to brokers and other financial intermediaries for 12b-1 distribution and services fees in the amount of $2,226,037.

(4)   Profit Sharing Plan

The Company contributes to a defined contribution profit sharing plan (the PSP Plan) covering substantially all employees. Contributions to the PSP Plan are at the discretion of Calamos Investments. For the year ended December 31, 2023, the Company recorded expense for the contributions to the PSP Plan, including the 401(k) match, in the amount of $902,571. This expense is included in employee compensation and benefits on the statement of operations.

(5)   Long-Term Incentive Plans

Certain employees of the Company received long-term incentive compensation comprised of RSUs under CAM's stock compensation plan, which was designed to retain key employees. RSUs were granted with no strike price, and therefore, the Company received no proceeds when the RSUs vested. These awards, including accrued dividends, vest at the end of the restriction period, generally not to exceed six years after the grant date, and are expensed on a straight-line basis over this period.

In 2017, the incentive stock plan was converted into a cash-based incentive plan, at a fixed unit value of $8.25 per share. The non-vested RSUs continue to vest through their remaining service period. As the awards continue to vest, a liability equal to the fixed unit value of $8.25 per share is recognized by reclassifying that amount from equity to accrued compensation. For the year ended December 31, 2023, there were no RSUs awarded to employees of the Company.

A summary of the RSU activity for the year ended December 31, 2023, is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value	
Outstanding as of December 31, 2022	43,504	$	8.62
Exercised upon vesting	(43,504)	$	8.62
Outstanding as of December 31, 2023	—	$	—

As of December 31, 2023, the Company did not have any RSUs outstanding. The aggregate intrinsic value and the fair value of RSUs vested and exercised during 2023 was $375,004.

For the year ended December 31, 2023, the Company recorded compensation expense of $55,804 in connection with the RSUs. As of December 31, 2023, the Company did not have any unrecognized compensation expense related to non-vested RSUs.

The Company offers long-term cash-based incentive award plans to certain employees of the Company. For the year ended December 31, 2023, the Company recorded compensation expense of $2,260,728 in connection with these plans. As of December 31, 2023, the Company has $2,417,064 of total unrecognized compensation expense related to the non-vested equity that is expected to be recognized over a weighted average service period of 1.9 years.

(6)   Concentration Risk

For the year ended December 31, 2023, 35%, 26% and 17% of the Company's distribution and service fees were derived from services provided to the Calamos Market Neutral Fund, the Calamos Growth and Income Fund and the Calamos Growth Fund, respectively. Due to the nature of the Company's agreement to compensate financial intermediaries, a reduction in revenues related to these products would be immediately offset with a commensurate reduction in distribution expenses. This revenue and related expense are largely dependent on the level of assets under management.

(7)   Contingencies

In the normal course of business, the Company enters into agreements that may include indemnity provisions in favor of third parties and affiliates. Certain indemnities may not limit the Company's liability and therefore it is not possible to estimate the Company's potential liability under these circumstances. In some instances, the Company may have recourse against third parties with respect to these indemnification obligations. The Company also has the authority to indemnify its officers, employees, and agents in certain situations. The Company maintains insurance policies that may provide coverage against certain claims under these indemnities. Further, in the normal course of business, the Company may be party to various legal and regulatory proceedings from time to time.

(8)   Regulatory and Net Capital Requirements

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, and requires that the ratio of "aggregate indebtedness" to "net capital," as those terms are defined by the rule, may not exceed 15-to-1. As of December 31, 2023, the Company's net capital was $9,625,983, which was $8,889,213 in excess of its required net capital of $736,770, and its ratio of aggregate indebtedness to net capital was 1.15 to 1.

CALAMOS FINANCIAL SERVICES LLC
Computation of Net Capital
Under Rule 15c3-1
Of the Securities Exchange Act of 1934
December 31, 2023

Computation of net capital:

Total member's capital	$	10,550,801
Deduct:		
Non-allowable assets:		
Receivables from affiliated funds		152,340
Receivables from affiliates		2,041
Prepaid expenses and other assets		770,438
Total deductions		924,818
Net capital		9,625,983
Minimum net capital requirement (6 2/3% of aggregate indebtedness)		736,770
Net capital in excess of requirement	$	8,889,213
Aggregate indebtedness - accounts payable, accrued expenses and other liabilities	$	11,051,547
Ratio of aggregate indebtedness to net capital		1.15 to 1

Statement pursuant to Paragraph (d)(4) of Rule 17a-5:

There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts as reported in Calamos Financial Services LLC unaudited Part II-A Quarterly FOCUS report as of December 31, 2023, as filed on January 24, 2024.

CALAMOS FINANCIAL SERVICES LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3
Of the Securities Exchange Act of 1934
December 31, 2023

The Company claims exemption from SEC Rule 15c3-3 because the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to operating as the distributor of the Calamos domestic open-end and offshore funds. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2023.

CALAMOS FINANCIAL SERVICES LLC
Information Relating to Possession or Control Requirements
Under Rule 15c3-3
Of the Securities Exchange Act of 1934
December 31, 2023

The Company claims exemption from SEC Rule 15c3-3 because the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to operating as the distributor of the Calamos domestic open-end and offshore funds. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2023.

CALAMOS FINANCIAL SERVICES LLC

Exemption Report

December 31, 2023



Deloitte & Touche LLP
111 S. Wacker Dr.
Chicago, IL 60606
USA

Tel: 1-312-486-1000
Fax: 1-312-486-1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
Calamos Financial Services LLC
2020 Calamos Court
Naperville, IL 60563

We have reviewed management's statements, included in the accompanying Calamos Financial Services LLC Exemption Report (the "Exemption Report"), in which Calamos Financial Services LLC (the "Company") stated that the Company did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and filed the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74") throughout the year ended December 31, 2023, without exception. The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about management's statements within the Exemption Report. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of Footnote 74.

Deloitte & Touche LLP

February 26, 2024

CALAMOS
INVESTMENTS

Calamos Financial Services LLC
2020 Calamos Court
Naperville, IL 60563
800 582 6959
www.calamos.com

Calamos Financial Services LLC
Exemption Report

Calamos Financial Services LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims exemption from SEC Rule 15c3-3 contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

(2) The Company's business activities are limited to operating as the distributor of the Calamos domestic open-end and offshore funds.

(3) The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2023.

Calamos Financial Services LLC

I, Christian Helmetag, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By:

Title: Principal Financial Officer & Principal Operations Officer

February 26, 2024